UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File Number
Washington, D.C. 20549	001-36876

FORM 12b-25	CUSIP Number
05614L209
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Babcock & Wilcox Enterprises, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1200 East Market Street, Suite 650

Address of Principal Executive Office (Street and Number)

Akron, Ohio 44305

City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Babcock & Wilcox Enterprises, Inc. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”) because it is unable to file its 2024 Form 10-K within the prescribed time period without unreasonable effort or expense. The Registrant is unable to file the 2024 Form 10-K within the prescribed time period for the following reasons:

•	The implementation of changes related to certain accounting systems and platform of the Registrant;
•	The evaluation, accounting for and reclassification of certain assets due to asset dispositions;
•	Accounting for various subsidiaries as held for sale and discontinued operations;
•	The assessment of various asset valuations given the existence of the substantial doubt about the Registrant continuing as a going concern (see the Registrant’s Form 10-K for the year ended December 31, 2023 and subsequent Forms 10-Q for related disclosures);
•	Negotiations to restructure the Registrant’s current debt obligations; and
•	The assessment of the Registrant’s material weaknesses in its internal control over financial reporting (see the Registrant’s Form 10-K for the year ended December 31, 2023 and subsequent Forms 10-Q for related disclosures).

For these reasons, management has determined that additional time is needed to prepare and review the 2024 Form 10-K. The Registrant expects to file its 2024 Form 10-K within the 15-day extension period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934.

Forward Looking Statements

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this notification of late filing are forward-looking statements. These forward-looking statements are based on management’s current expectations, projections, estimates and assumptions. Such forward-looking statements include statements regarding the Registrant’s expectation relating to the filing of the 2024 Form 10-K and the Registrant’s ability to file the 2024 Form 10-K within the 15-day extension period prescribed by Rule 12b-25. These forward-looking statements are made as of the date of this filing and are subject to numerous risks and uncertainties that are difficult to predict. These risks and uncertainties may cause actual results to differ materially from those expected. Important factors that could cause actual results to differ materially from projections contained in the forward-looking statements include those factors contained in the “Risk Factors” section in the Registrant’s filings with the U.S. Securities and Exchange Commission from time to time, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. As used in this filing, the term “including,” and any variation thereof, means “including without limitation.”

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Cameron Frymyer	(330)	753-4511
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BABCOCK & WILCOX ENTERPRISES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2025	By:	/s/ Cameron Frymyer
Cameron Frymyer
Executive Vice President and Chief Financial Officer
(Principal Accounting Officer and Duly Authorized Representative)